

BRITISH AMERICAN TOBACCO

BAT Industries PLC

FILE No. 82-33

GC/KC/ref flies/SEC

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
Tel +44 (0)20 7845 1000
Fax +44 (0)20 7240 0555
www.bat.com

27 July 2006

Securities & Exchange Commission
450 5th Street N.W.,
Judiciary Plaza
Washington D.C. 20549
USA





06015664

SUPPL

Dear Sirs

File 82-33

In accordance with the provisions of Rule 12g 3-2(b) of the Securities Exchange Act of 1934 ("the Act") I enclose the announcements which were filed with the London Stock Exchange today.

The enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act.

Kindly acknowledge receipt by signing and returning the attached copy of this letter.

Yours faithfully

G C W Cunnington
Deputy Secretary

Attached: Interim Report to 30 June 2006
British American Tobacco offers to acquire minority shareholdings in Chiletabacos

Received..

dw 8/2

BRITISH AMERICAN TOBACCO

news release

www.bat.com

For immediate release: Thursday, 27 July 2006

British American Tobacco offers to acquire minority shareholdings in Chiletabacos

Inversiones Precis Limitada S.A., a wholly-owned subsidiary of British American Tobacco, intends to make an offer to acquire the 29.63 per cent of the shares in Chiletabacos S.A. that British American Tobacco does not already control for CLP 5,000 per share in cash.

The offer will value the total minority shareholding at approximately CLP 104 billion (GBP 104 million). The offer will represent a premium of 33.3 per cent over the closing share price of Chiletabacos on 26 July.

For British American Tobacco the transaction is expected to be earnings per share enhancing, cash accretive and will simplify the local capital structure. It also demonstrates a long-term commitment to, and confidence in Chile. The transaction will be funded from the Group's existing resources.

Separately, and in line with the announcement already made by Souza Cruz, British American Tobacco confirms that it has, from time to time, analysed the possibility of making a public offer for the 25 per cent of shares in its Brazilian subsidiary Souza Cruz that it does not already own but does not currently intend to make such an offer.

ENQUIRIES

British American Tobacco Press Office
David Betteridge / Teresa La Thangue / Catherine Armstrong
+44 (0) 20 7845 2888

Investor Relations
Ralph Edmondson / Rachael Cummins
+44 (0) 20 7845 1180 or 1519

Notes to editors

Chiletabacos is the largest tobacco company in Chile, selling approximately 13 billion cigarette sticks per annum. For the year ended 31 December 2005, it reported earnings per share of CLP 354.4, net income was CLP 24.8 billion and shareholder equity CLP 45.6 billion. For more information please visit www.chiletabacos.com.

British American Tobacco is being advised by Deutsche Bank.



BRITISH AMERICAN TOBACCO

news release

www.bat.com

INTERIM REPORT TO 30 JUNE 2006 **27 July 2006**

SUMMARY

SIX MONTHS RESULTS	**2006**	2005	**Change**
Revenue - as reported	**£4,808m**	£4,399m	+9%
- like-for-like	**£4,808m**	£4,367m	+10%
Profit from operations - as reported	**£1,325m**	£1,253m	+6%
- like-for-like	**£1,389m**	£1,211m	+15%
Adjusted diluted earnings per share	**49.11p**	40.85p	+20%
Interim dividend per share	**15.7p**	14.0p	+12%

- Reported Group profit from operations was 6 per cent higher at £1,325 million. However, profit from operations would have been 15 per cent higher, or 9 per cent at comparable rates of exchange, if exceptional items and the impact arising from the change in terms of trade following the sale of Etinera are excluded, with all regions contributing to this good result. This like-for-like information provides a better understanding of the subsidiaries' trading results.

- Group volumes from subsidiaries increased by 2 per cent to 336 billion on a reported basis. On a like-for-like basis, volume growth was 3 per cent and the four global drive brands achieved impressive overall growth of 20 per cent. The reported revenue rose by 9 per cent to £4,808 million. On a like-for-like basis, revenue increased by 10 per cent or 6 per cent at comparable rates of exchange. This excellent volume and revenue growth was achieved across a broad spread of markets.

- Adjusted diluted earnings per share rose by 20 per cent, as the higher net finance costs and minority interests were more than offset by the improvement in profit from operations, the share of associates' post-tax results, a lower tax rate and the benefit from the share buy-back programme. Basic earnings per share were higher at 48.38p (2005: 44.14p).

- The Board has declared an interim dividend of 15.7p, a 12 per cent increase on last year, to be paid on 13 September 2006.

- The Chairman, Jan du Plessis, commented "The Group has again demonstrated its ability to generate good revenue growth, whilst achieving higher operating profit in all regions. The results for the first six months have, however, been flattered by significant foreign exchange gains, which are unlikely to continue, as well as by the timing of shipments in some major markets, which will inevitably reverse during the third quarter."

ENQUIRIES:

INVESTOR RELATIONS:

Ralph Edmondson/ 020 7845 1180
Rachael Cummins 020 7845 1519

PRESS OFFICE:

David Betteridge/Teresa La Thangue/ 020 7845 2888
Catherine Armstrong

BRITISH AMERICAN TOBACCO p.l.c.

INTERIM REPORT TO 30 JUNE 2006

INDEX

CHAIRMAN'S COMMENTS

This is another good set of results for British American Tobacco. On a like-for-like basis, volumes were up 3 per cent while, at comparable rates of exchange, revenue grew by 6 per cent and profit from operations increased by 9 per cent. Adjusted diluted earnings per share improved by 20 per cent, with good progress in all the Group's regions, a strong performance from our associates and the benefit of exchange rates.

The results demonstrate the continuing improvement in the quality of our business. Like-for-like revenue growth at comparable rates of exchange of 6 per cent (or 10 per cent at current rates), reflected good volume growth, in particular from our global drive brands, price increases and the favourable timing of shipments in some major markets.

The Group's cigarette volumes reached 336 billion. Our global drive brands have continued their excellent performance, with growth of 20 per cent between them on a like-for-like basis. Although Lucky Strike was 4 per cent lower, despite a strong second quarter, Kent grew by 22 per cent, with significant market share growth in many of its key markets. Dunhill was 9 per cent ahead, driven by new packaging and innovative formats, such as Dunhill Essence, while Pall Mall, the Group's key mid-priced brand, was up by 45 per cent.

Profit from operations on a like-for-like basis increased by 9 per cent at comparable rates of exchange, with profit growth in all our operating regions, again demonstrating the strength we derive from our geographic diversity.

The Group's associates had volumes of 116 billion and our share of their post-tax results was £243 million. Excluding exceptional items, this is an increase of £49 million, or 28 per cent, reflecting strong performances from Reynolds American and ITC. It is also worth noting the Supreme Court of Florida's recent decision in the Engle case, eliminating the US$145 billion punitive damages award against the US tobacco industry and decertifying the class.

Although net finance costs and minority interests were higher, they were more than offset by the improvement in profit from operations, the share of associates' post-tax results, a lower tax rate, primarily due to a one-off tax credit in Canada, and the benefit from the share buy-back programme. As a result, adjusted diluted earnings per share increased by 20 per cent to 49.11p.

The Board has declared an interim dividend of 15.7p per share, an increase of 12 per cent, which will be paid on 13 September to shareholders on the register at 4 August 2006. This is in line with our policy, announced last year, that the interim will normally represent one-third of the previous year's total dividend. In addition, some 17 million shares were repurchased in the six months to 30 June at a cost of £239 million and at an average price of 1383p per share. The programme will restart following the publication of these results.

Our fifth Social Report, covering 2005, will be available on the Group's website www.bat.com from 31 July and shows how hard the Company is working to meet its commercial objectives in a responsible and sustainable manner.

The Group has again demonstrated its ability to generate good revenue growth, whilst achieving higher operating profit in all regions. The results for the first six months have, however, been flattered by significant foreign exchange gains, which are unlikely to continue, as well as by the timing of shipments in some major markets, which will inevitably reverse during the third quarter.

Jan du Plessis
27 July 2006

BUSINESS REVIEW

The reported Group profit from operations was 6 per cent higher at £1,325 million. However, as explained on page 17, on a like-for-like basis, profit from operations would have been 15 per cent higher or 9 per cent at comparable rates of exchange, with all regions contributing to this good result. This like-for-like information provides a better understanding of the subsidiaries' trading results.

Group volumes from subsidiaries increased by 2 per cent to 336 billion on a reported basis and 3 per cent on a like-for-like basis. The reported Group revenue rose by 9 per cent to £4,808 million. On a like-for-like basis, revenue increased by 10 per cent or 6 per cent at comparable rates of exchange. This excellent volume and revenue growth was achieved across a broad spread of markets.

The four global drive brands achieved impressive overall volume growth of 20 per cent on a like-for-like basis.

Kent grew by 22 per cent with strong performances in its major markets of Japan, Russia, Romania, Ukraine and Chile. Dunhill rose by 9 per cent, driven by a significant increase in South Korea, supported by strong growth in Taiwan and South Africa, although it was down in Malaysia.

Lucky Strike volumes were down by 4 per cent, mainly as a result of the competitive pricing activities in Spain and lower industry volumes in Germany, which more than offset the growth in Japan and France. Pall Mall continued its exceptional growth and showed an increase of 45 per cent, driven by Germany, Russia, Romania, Mexico, Chile, Japan, Taiwan and Spain.

In **Europe**, profit at £380 million was slightly up on last year, despite the inclusion in the comparative period of a one-off benefit, resulting from the change in terms of trade following the sale of Etinera. Excluding this benefit, profit increased by £17 million, with strong growth from Russia, Italy, Romania, Hungary and France, partly offset by declines in Spain, Ukraine and Poland. Regional volumes on a like-for-like basis were 2 per cent higher at 119 billion, with significant growth by the global drive brands partly offset by the reduction of value-for-money brand volumes. Growth in Russia, Hungary, France, Spain and Romania was partly offset by declines in Italy, Germany and Ukraine.

In Italy, profit grew with improved margins as a result of higher industry pricing, lower supply chain costs and overheads savings, while overall market share was slightly lower.

Profit in Germany was down due to excise driven volume declines in the overall market and aggressive pricing related to the end of Stix production. In a difficult environment, the impact on profit was partly offset by continued cost reductions, together with the good volume and share growth of Pall Mall. Cigarette market share was up although volumes were lower.

Profit in France grew strongly, benefiting from higher margins. Overheads and distribution costs were lower, while the product mix improved as shipments of global drive brands increased. Profit in Switzerland was slightly down due to price competition, despite higher volumes. Overall market share declined although Parisienne increased share.

In the Netherlands, profit was stable, with the benefit of higher volumes and cost savings offset by competitive pricing. Overall market share was down although Lucky Strike and Pall Mall are performing well. Profit in Belgium and Luxembourg was slightly lower as consumer down-trading continued, although Pall Mall performed well. An excise increase in Spain in the first quarter resulted in a price repositioning by a number of tobacco companies, reducing profitability significantly, although volumes and market share were up strongly, mainly driven by Pall Mall.

Business review cont...

In Russia, market share continued to strengthen. Pall Mall, Kent, Dunhill and Vogue volumes were all significantly up, driven by continued product innovation and sustained investment in the premium and global drive brands. Profit increased impressively with higher volumes, improved product mix and a focus on productivity. Romania continued to grow volumes, market share and profit, further consolidating its leadership position. Volume performance was driven by Kent which is now the largest selling brand, while profit benefited from favourable pricing, higher volumes and an improved mix.

In Ukraine, profitability was reduced by increased marketing investment in the global drive brands and lower volumes due to the decline of local brands. Profit in Hungary was significantly higher despite price competition and an excise increase. This growth resulted from increased volumes, mainly from Viceroy and Pall Mall, an improved product mix and benefits from efficiency programmes. In Poland, slightly lower volumes and increased excise rates, together with price reductions of a number of international mid-price brands, negatively impacted profitability and market share.

In **Asia-Pacific**, regional profit rose by £46 million to £305 million, mainly attributable to strong performances in Australasia, Malaysia and South Korea, assisted by generally stronger currencies in the region. Volumes at 71 billion were 5 per cent higher as strong increases in South Korea, Pakistan and Bangladesh were partially offset by declines in Malaysia and Indonesia.

Profit grew strongly in Australia as a result of increased volumes, higher margins and cost savings following productivity initiatives. Market share continued to grow with good performances from Winfield and Holiday in a reduced total market. In New Zealand, profit increased strongly as margins were higher and volumes rose.

In Malaysia, both premium and the value-for-money segment shares were up, led by Dunhill and Pall Mall. However, total volume declined due to the growth of illicit trade following the significant excise increases in the past two years. Profit increased as higher margins, the favourable product mix and a reduction in expenses, as well as the impact of a stronger local currency, more than covered the impact of lower volumes. In Vietnam, volume remained stable but profit was lower due to increased marketing investment behind global drive brands.

South Korea's industry volumes were significantly higher, reflecting volume distortions last year as a result of the excise increase at the end of 2004. Against this background, profit grew strongly, reflecting the volume growth, cost savings and local currency appreciation, while market share was also up on the back of strong performances by Dunhill and Vogue.

In Pakistan, profit and market share rose strongly with excellent volume growth by Gold Flake and Capstan. Volumes were higher in Bangladesh but profit fell due to higher costs as a result of currency devaluation and some additional marketing investment. In Sri Lanka, profit was up and market share increased with a strong performance by John Player Gold Leaf.

Profit in **Latin America** increased by £64 million to £303 million due to good performances in many markets and strong local currencies. Volumes grew in almost all markets which led to an overall 4 per cent increase to 76 billion.

In Brazil, volumes increased, reflecting favourable economic conditions. This, coupled with marketing initiatives and continuing anti-illicit trade operations by the government, resulted in higher market share. The higher volumes, a better product mix and local currency appreciation led to profit growth. However, the currency appreciation had an adverse impact on export leaf margins where shipments were in line with last year.

Business review cont...

The strong profit growth in Mexico was driven by higher margins, an improved local currency and benefits from efficiency programmes. Volumes were up as the decline of non-filter and local low-price brands was more than offset by significant growth in international brands, notably Pall Mall. In Argentina, strong volume growth was achieved through an excellent performance by Viceroy, but profit was lower due to the price competition and the changed product mix.

Good profit growth in Chile was achieved by higher margins and volumes, together with the benefits of a stronger currency. Product mix improved with the global drive brands growing volume and share. In Venezuela, higher prices and increased volumes, led by Belmont, resulted in an excellent increase in profit and a higher market share. The Central America and Caribbean area showed a significant profit increase as a result of higher margins, an improved product mix and greater volumes.

Profit in the **Africa and Middle East** region grew by £36 million to £236 million, mainly driven by South Africa, Nigeria and Iran, as well as reduced losses in Turkey. These were partly offset by the continued investments in new markets and lower duty-free sales. Volumes declined by 4 per cent to 48 billion, as a result of Turkey and supply chain problems in West Africa and the Caucasus.

In South Africa, good profit growth was achieved as a result of the stronger average rand exchange rate and speculative loading by the trade which is expected to unwind in the third quarter, as well as higher margins. There was an improved product mix, as both Dunhill and Rothmans grew strongly, although market share was slightly down. In Nigeria, the continued success of the authorities in tackling illicit competition has yielded strong growth in volumes. Volume increases, combined with mix improvements, productivity gains and the commencement of regional exports helped to deliver a good improvement in profit.

In Iran, volumes continued to grow, with an increased overall market share, resulting in an increase in profits. However, profit in the Arabian Gulf markets was lower after volumes declined.

In Turkey, higher margins, following industry price increases and lower costs, ensured a continued and significant reduction of losses. However, the value-for-money segment has been under increased competitive pressure from new launches and the price repositioning of brands, impacting Viceroy, which led to a decrease in volumes.

The profit from the **America-Pacific** region increased by £19 million to £225 million, while volumes were up 7 per cent to 23 billion. The increase in profit and volumes from Japan were partly offset by the lower profit contribution and decline in volumes in Canada.

The profit contribution from Canada was down £14 million to £136 million, largely due to lower volumes following the growth of contraband and a lower market share, as well as costs incurred in the move to direct distribution, partially offset by the impact of higher margins and the stronger Canadian dollar. Profit was also adversely affected by the continuing shift to low-price products, with the premium segment now representing 54 per cent of the total market compared with 59 per cent last year. Imperial Tobacco Canada's total cigarette market share decreased by 1 share point to 54 per cent. The announced transfer of production from Canada to Mexico is progressing ahead of schedule.

In Japan, the strong growth of Kool and Kent continued and, with Lucky Strike also up, this generated increased volumes in a declining total market, leading to a new high in market share. Trade loading in anticipation of the July excise increase further assisted the growth in volumes. Profit was significantly higher as a result of the increased volumes and improved product mix.

Unallocated costs, which are net corporate costs not directly attributable to individual segments, were £4 million higher at £60 million, mainly as a result of increased pension costs.

The above regional profits were achieved before accounting for **restructuring costs, a loss on impairment of a business and a gain on disposal of brands,** as explained on pages 16 and 17.

Results of associates

The Group's share of the post-tax results of associates increased by £47 million to £243 million. Excluding the exceptional items explained on page 18, the Group's share of the post-tax results of associates increased by £49 million to £226 million.

The contribution from Reynolds American, excluding the benefit from the favourable resolution of tax matters in 2006 and restructuring costs in 2005, was £36 million higher mainly due to improved pricing and productivity, timing of shipments and the impact of the stronger US dollar.

The Group's associate in India, ITC, continued its strong volume growth, and, excluding the one-off items in 2005, this led to an increased profit.

Cash flow

The IFRS cash flow on page 12 includes all transactions affecting cash and cash equivalents, including financing. The alternative cash flow on page 20 is presented to illustrate the cash flows before transactions relating to borrowings. This shows Group free cash flow of £393 million, £156 million lower than 2005, with the growth in underlying operating profit more than offset by working capital movements, reflecting timing differences in 2005 and 2006, as well as higher outflows for restructuring costs, net interest, net capital expenditure and dividends paid to minorities.

Cigarette volumes

The segmental analysis of the volumes of subsidiaries is as follows:

3 months to			**6 months to**		Year to
30.6.06	30.6.05		**30.6.06**	30.6.05	31.12.05
bns	bns		**bns**	bns	bns
63.7	61.6	Europe	**119.1**	118.3	244.0
36.6	36.1	Asia-Pacific	**71.4**	67.8	137.1
37.4	36.4	Latin America	**75.5**	72.7	149.3
24.4	24.6	Africa and Middle East	**47.5**	49.6	102.6
13.2	11.4	America-Pacific	**22.5**	21.0	45.0
175.3	170.1		**336.0**	329.4	678.0

In addition, associates' volumes for the six months were 116.3 billion (2005: 113.1 billion) and, with the inclusion of these, the Group volumes would be 452.3 billion (2005: 442.5 billion).

INDEPENDENT REVIEW REPORT TO BRITISH AMERICAN TOBACCO p.l.c.

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2006, which comprises the Group income statement, the Group statement of changes in total equity, the Group balance sheet, the Group cash flow statement, the segmental analyses of revenue and profit, the accounting policies and basis of preparation and the related notes. We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

The Interim Report has been prepared in accordance with the basis set out in the Accounting Policies and Basis of Preparation in the Interim Report for the six months to 30 June 2006.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

PricewaterhouseCoopers LLP
Chartered Accountants
London
27 July 2006

GROUP INCOME STATEMENT - unaudited

3 months to 30.6.06 £m	3 months to 30.6.05 restated £m		6 months to 30.6.06 £m	6 months to 30.6.05 restated £m	Year to 31.12.05 restated £m
6,413	5,881	Gross turnover (including duty, excise and other taxes of £7,641 million (30.6.05: £6,846 million - 31.12.05: £14,659 million))	12,449	11,245	23,984
2,511	2,292	**Revenue**	4,808	4,399	9,325
(799)	(640)	Raw materials and consumables used	(1,475)	(1,253)	(2,760)
8	41	Changes in inventories of finished goods and work in progress	39	12	(2)
(398)	(342)	Employee benefit costs	(759)	(647)	(1,557)
(85)	(115)	Depreciation and amortisation costs	(191)	(189)	(383)
24	87	Other operating income	48	111	179
(552)	(652)	Other operating expenses	(1,145)	(1,180)	(2,382)
709	671	**Profit from operations**	1,325	1,253	2,420
		after (charging)/crediting:			
(27)	(42)	- restructuring costs	(48)	(42)	(271)
(1)	68	- (losses)/gains on impairment of a business and disposal of brands and joint venture	(16)	68	72
20	21	Finance income	58	41	118
(76)	(78)	Finance costs	(182)	(144)	(346)
(56)	(57)	Net finance costs	(124)	(103)	(228)
123	108	Share of post-tax results of associates and joint ventures	243	196	392
		after (charging)/crediting:			
	(7)	- restructuring costs		(7)	(13)
		- US Federal tobacco buy-out			(12)
		- brand impairments			(29)
1	26	- exceptional tax credits and other impairments	17	26	57
776	722	**Profit before taxation**	1,444	1,346	2,584
(188)	(187)	Taxation	(366)	(353)	(690)
588	535	**Profit for the period**	1,078	993	1,894
		Attributable to:			
549	503	**Shareholders' equity**	1,001	931	1,767
39	32	**Minority interests**	77	62	127
		Earnings per share			
26.57p	23.88p	Basic	48.38p	44.14p	84.34p
26.39p	23.71p	Diluted	48.01p	43.81p	83.66p

See notes on pages 15 to 23.

GROUP STATEMENT OF CHANGES IN TOTAL EQUITY - unaudited

	6 months to		Year to
	30.6.06	30.6.05 restated	31.12.05 restated
	£m	£m	£m
Differences on exchange	**(377)**	84	425
Cash flow hedges			
- net fair value gains	**11**	28	17
- reclassified and reported in net profit	**(11)**	8	38
- reclassified as basis adjustments		2	3
Available-for-sale investments			
- net fair value losses	**(3)**		(1)
- reclassified and reported in net profit	**1**		1
Net investment hedges			
- net fair value gains/(losses)	**63**	(13)	(52)
Tax on items recognised directly in equity	**3**	(21)	(41)
Net (losses)/gains recognised directly in equity	**(313)**	88	390
Profit for the period *page 8*	**1,078**	993	1,894
Total recognised income for the period	**765**	1,081	2,284
- shareholders' equity	**694**	996	2,128
- minority interests	**71**	85	156
Employee share options			
- value of employee services	**21**	19	42
- proceeds from shares issued	**20**	23	30
Dividends - ordinary shares	**(685)**	(617)	(910)
- to minority interests	**(85)**	(60)	(112)
Purchase of own shares			
- held in Employee Share Ownership Trusts	**(77)**	(47)	(48)
- share buy-back programme	**(239)**	(264)	(501)
Other movements	**9**	11	17
	(271)	146	802
Balance at 1 January	**6,877**	6,117	6,117
Change in accounting policy *page 15*		(42)	(42)
Balance at period end	**6,606**	6,221	6,877

See notes on pages 15 to 23.

GROUP BALANCE SHEET - unaudited

	30.6.06	30.6.05 restated	31.12.05
	£m	£m	£m
Assets			
Non-current assets			
Intangible assets	**7,704**	7,612	7,987
Property, plant and equipment	**2,195**	2,167	2,327
Investments in associates and joint ventures	**2,198**	1,965	2,193
Retirement benefit assets	**37**	26	35
Deferred tax assets	**258**	233	290
Trade and other receivables	**125**	157	197
Available-for-sale investments	**26**	28	27
Derivative financial instruments	**63**	112	87
Total non-current assets	**12,606**	12,300	13,143
Current assets			
Inventories	**2,362**	2,331	2,274
Income tax receivable	**26**	32	81
Trade and other receivables	**1,635**	1,440	1,577
Available-for-sale investments	**127**	109	96
Derivative financial instruments	**134**	124	86
Cash and cash equivalents	**1,926**	1,860	1,790
	6,210	5,896	5,904
Assets classified as held for sale	**69**		
Total current assets	**6,279**	5,896	5,904
Total assets	**18,885**	18,196	19,047

See notes on pages 15 to 23.

GROUP BALANCE SHEET - unaudited

	30.6.06 £m	30.6.05 restated £m	31.12.05 £m
Capital and reserves			
Shareholders' funds	**6,373**	5,996	6,630
after deducting			
- cost of own shares held in Employee Share Ownership Trusts	**(212)**	(193)	(182)
Minority interests	**233**	225	247
Total equity	**6,606**	6,221	6,877
Liabilities			
Non-current liabilities			
Borrowings	**5,988**	5,728	5,054
Retirement benefit liabilities	**482**	516	543
Deferred tax liabilities	**257**	236	277
Other provisions for liabilities and charges	**165**	121	261
Trade and other payables	**165**	162	180
Derivative financial instruments	**29**	46	19
Total non-current liabilities	**7,086**	6,809	6,334
Current liabilities			
Borrowings	**1,895**	1,838	2,202
Income tax payable	**269**	318	374
Other provisions for liabilities and charges	**267**	248	234
Trade and other payables	**2,695**	2,642	2,883
Derivative financial instruments	**63**	120	143
	5,189	5,166	5,836
Liabilities directly associated with assets classified as held for sale	**4**		
Total current liabilities	**5,193**	5,166	5,836
Total equity and liabilities	**18,885**	18,196	19,047

See notes on pages 15 to 23.

GROUP CASH FLOW STATEMENT - unaudited

	6 months to		Year to
	30.6.06	30.6.05	31.12.05
	£m	£m	£m
Cash generated from operations	**1,078**	1,190	2,893
Dividends received from associates	**86**	63	193
Tax paid	**(378)**	(373)	(762)
Net cash from operating activities	**786**	880	2,324
Interest and dividends received	**62**	67	110
Purchases of property, plant and equipment	**(166)**	(122)	(381)
Proceeds on disposal of property, plant and equipment	**13**	5	41
Purchases and disposals of intangible assets	**(14)**	70	36
Purchases and disposals of investments	**(25)**	9	22
Purchases and disposals of subsidiaries	**(1)**	11	(25)
Purchases of associates			(95)
Net cash from investing activities	**(131)**	40	(292)
Interest paid	**(176)**	(172)	(371)
Finance lease rental payments	**(11)**	(14)	(45)
Proceeds from issue of shares and exercise of options	**20**	23	30
Proceeds from increases in and new borrowings	**1,642**	590	742
Movements relating to derivative financial instruments	**51**	(28)	(33)
Purchases of own shares	**(316)**	(311)	(549)
Reductions in and repayments of borrowings	**(862)**	(282)	(878)
Dividends paid	**(771)**	(696)	(1,043)
Net cash from financing activities	**(423)**	(890)	(2,147)
Net cash flows from operating, investing and financing activities	**232**	30	(115)
Differences on exchange	**(74)**	27	49
Increase/(decrease) in net cash and cash equivalents in the period	**158**	57	(66)
Net cash and cash equivalents at 1 January	**1,664**	1,730	1,730
Net cash and cash equivalents at period end	**1,822**	1,787	1,664

See notes on pages 15 to 23.

SEGMENTAL ANALYSES OF REVENUE AND PROFIT - unaudited

The analyses for the six months are as follows:

Revenue

	30.6.06			30.6.05		
	External £m	**Inter segment £m**	**Revenue £m**	External £m	Inter segment £m	Revenue £m
Europe	**1,712**	**262**	**1,974**	1,687	271	1,958
Asia-Pacific	**854**	**13**	**867**	776	9	785
Latin America	**862**	**1**	**863**	694	1	695
Africa and Middle East	**527**	**21**	**548**	448	7	455
America-Pacific	**556**		**556**	506		506
Revenue	**4,511**	**297**	**4,808**	4,111	288	4,399

The segmental analysis of revenue is based on location of manufacture and figures based on location of sales would be as follows:

	30.6.06 £m	30.6.05 £m
Europe	**1,743**	1,704
Asia-Pacific	**907**	826
Latin America	**869**	701
Africa and Middle East	**728**	660
America-Pacific	**561**	508
Revenue	**4,808**	4,399

Profit from operations

	30.6.06		30.6.05	
	Segment result £m	**Adjusted segment result* £m**	Segment result £m	Adjusted segment result* £m
Europe	**344**	**380**	408	379
Asia-Pacific	**305**	**305**	259	259
Latin America	**303**	**303**	238	239
Africa and Middle East	**234**	**236**	200	200
America-Pacific	**199**	**225**	204	206
Segmental results	**1,385**	**1,449**	1,309	1,283
Unallocated costs	**(60)**	**(60)**	(56)	(56)
Profit from operations	**1,325**	**1,389**	1,253	1,227

*Excluding restructuring costs, loss on impairment of a business and gain on disposal of brands as explained on pages 16 and 17.

Segmental analyses of revenue and profit cont... - unaudited

The analyses for the year ended 31 December 2005 are as follows:

Revenue

	Location of manufacture			Location of sales
	External	Inter segment	Revenue	Revenue
	£m	£m	£m	£m
Europe	3,456	569	4,025	3,497
Asia-Pacific	1,646	3	1,649	1,758
Latin America	1,541	4	1,545	1,555
Africa and Middle East	964	34	998	1,405
America-Pacific	1,108		1,108	1,110
Revenue	8,715	610	9,325	9,325

Profit from operations

	Segment result	Adjusted segment result*
	£m	£m
Europe	696	784
Asia-Pacific	517	531
Latin America	524	530
Africa and Middle East	425	434
America-Pacific	354	436
Segmental results	2,516	2,715
Unallocated costs	(96)	(96)
Profit from operations	2,420	2,619

*Excluding restructuring costs and gains on disposal of brands and joint venture.

The segmental analysis of the **Group's share of the post-tax results of associates and joint ventures** for the six months is as follows:

	30.6.06		30.6.05		31.12.05	
	Segment result	**Adjusted segment result***	Segment result	Adjusted segment result* restated	Segment result	Adjusted segment result*
	£m	**£m**	£m	£m	£m	£m
Europe	**20**	**20**	16	16	39	39
Asia-Pacific	**48**	**48**	65	39	107	81
Africa and Middle East	**1**	**1**	1	1	2	2
America-Pacific	**174**	**157**	114	121	244	267
	243	**226**	196	177	392	389

*Excluding restructuring costs, US Federal tobacco buy-out, brand impairments and exceptional tax credits and other impairments as explained on page 18.

ACCOUNTING POLICIES AND BASIS OF PREPARATION

The financial information comprises the unaudited results for the six months to 30 June 2006 and 30 June 2005, together with the audited results for the year ended 31 December 2005. The annual financial statements for 2005, which represent the statutory accounts for that year, have been filed with the Registrar of Companies. The auditors' report on those statements was unqualified and did not contain any statement concerning accounting records or failure to obtain necessary information and explanations.

From 1 January 2005, the Group has prepared its annual consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU) and implemented in the UK. These unaudited Group interim results have been prepared on a basis consistent with the IFRS accounting policies as set out in the Report and Accounts for the year ended 31 December 2005 with the exception of the amendment to IAS21 referred to below. These interim financial statements have been prepared under the historical cost convention, except in respect of certain financial instruments.

IAS32 and IAS39 on financial instruments were applied from 1 January 2005 and the changes to the total equity as at 1 January 2005 principally reflect:

(a) The measurement of available-for-sale investments at fair value.
(b) The measurement of all derivative financial instruments at fair value.
(c) Derecognition of deferred losses on derivatives.

This resulted in a reduction in total equity of £42 million as at 1 January 2005 which is shown as the impact of the change in accounting policy on page 9.

In December 2005, the International Accounting Standards Board issued both a clarification on and an amendment to IAS21 (the effects of changes in foreign exchange rates). The clarification was immediately applicable for reported results. This states that inter company balances between any subsidiary (which may itself be a foreign subsidiary) and a foreign subsidiary may form part of the Group's investment in that foreign subsidiary and therefore, subject to certain other tests, the exchange impact can be taken directly to equity rather than to net finance costs in the income statement. Previously, only balances between certain companies qualified for this treatment. The quarterly results for the three and six months to 30 June 2005 have been restated accordingly from those originally published last year. This has resulted in a decrease of £2 million in net finance costs for the three months to 31 March 2005 and an increase of £3 million in net finance costs for the six months to 30 June 2005 (page 8), with a compensating adjustment to differences on exchange in the statement of changes in total equity (page 9).

The amendment to IAS21 allows inter company balances that form part of a reporting entity's net investment in a foreign operation to be denominated in a currency other than the functional currency of either the ultimate parent or the foreign operation itself. This means that certain exchange differences previously taken to the income statement are instead reflected directly in changes in total equity. As this amendment has been adopted by the EU since the release of the Group's first quarter results to 31 March 2006, the previously published results have been restated accordingly. This has resulted in an increase in net finance costs of £nil million for the three months to 31 March 2006, £4 million for the year ended 31 December 2005 and £2 million and £4 million respectively for the three months to 31 March 2005 and the six months to 30 June 2005.

In addition, the balance sheet as at 30 June 2005 as published last year has been restated to reclassify derivatives not designated as hedges as current assets or liabilities, consistent with the classification adopted in the 31 December 2005 financial statements.

FOREIGN CURRENCIES

The results of overseas subsidiaries and associates have been translated to sterling as follows:

The income statement has been translated at the average rates for the respective periods. The total equity has been translated at the relevant period end rates. For high inflation countries, the local currency results are adjusted for the impact of inflation prior to translation to sterling at closing exchange rates.

The principal exchange rates used were as follows:

		Average			Closing	
	30.6.06	30.6.05	31.12.05	**30.6.06**	30.6.05	31.12.05
US dollar	**1.791**	1.873	1.819	**1.850**	1.793	1.717
Canadian dollar	**2.038**	2.314	2.206	**2.057**	2.195	2.005
Euro	**1.455**	1.458	1.463	**1.447**	1.481	1.455
South African rand	**11.317**	11.633	11.574	**13.191**	11.962	10.889

CHANGES IN THE GROUP

On 29 December 2004 the Group sold Etinera S.p.A., the distribution business of its Italian subsidiary. In the first half of 2005, following the sale, volumes and profits in Italy benefited by 2 billion and £16 million respectively from a change in the terms of trade with Etinera. Around three-fifths of these benefits are expected to reverse over time.

On 4 October 2005, the Group announced that it had agreed the sale of its 55 per cent stake in BAR Honda, held through BARH Ltd. (BARH), to Honda and the sale was completed on 20 December 2005. For the period 7 January 2005 to 20 December 2005, BARH was equity accounted, reflecting shared control with Honda.

On 21 October 2005, the Group announced the exercise of its pre-emption rights over shares in Skandinavisk Tobakskompagni AS, its Danish associate, and the transaction was completed on 12 December 2005. This increased the Group's holding from 26.6 per cent to 32.3 per cent at a cost of £95 million, resulting in goodwill of £69 million.

On 25 November 2005, the Group acquired Restomat AG, the largest operator of cigarette vending machines in Switzerland, at a cost of £25 million, resulting in goodwill of £7 million.

On 10 March 2006, the Group's Italian subsidiary signed an agreement to sell its cigar business, Toscano, to Maccaferri for euro 95 million. The sale was subject to regulatory and governmental approval and was completed on 19 July 2006.

RESTRUCTURING COSTS

During 2003, the Group commenced a detailed review of its manufacturing operations and organisational structure, including the initiative to reduce overheads and indirect costs. The restructuring continued during 2004 and 2005, with major announcements during 2005 which covered the cessation of production in the UK, Ireland and Canada, with production to be transferred elsewhere. The profit from operations for the year ended 31 December 2005 included a charge for restructurings of £271 million. The six months to 30 June 2006 includes a charge of £48 million (2005: £42 million) mainly in respect of further costs for the UK and Canada restructurings.

LOSSES/GAINS ON IMPAIRMENT OF A BUSINESS AND DISPOSAL OF BRANDS AND JOINT VENTURE

The agreement to sell the Italian cigar business described on page 16 resulted in the recognition of an impairment charge of £16 million, which is included in depreciation and amortisation costs in the profit from operations in the six months to 30 June 2006, and the separate classification of the assets and liabilities as held for sale in the Group balance sheet.

In April 2005, the Group sold to Gallaher Group plc (Gallaher) its Benson & Hedges and Silk Cut trademarks in Malta and Cyprus, together with the Silk Cut trademark in Lithuania, resulting in a gain on disposal of £68 million included in other operating income in the profit from operations. The transactions are in accordance with contracts of 1993 and 1994, in which Gallaher agreed to acquire these trademarks in European Union states and the accession of Malta, Cyprus and Lithuania necessitated the sale.

The transactions in respect of BARH described on page 16 resulted in a gain of £5 million which was included in other operating income in the profit from operations for the year ended 31 December 2005.

LIKE-FOR-LIKE INFORMATION

The table below shows like-for-like revenue and profit from operations after excluding restructuring costs, loss on impairment of a business and gains on disposal of brands as well as the change in terms of trade in Italy. On this basis, the revenue for the six months to 30 June 2006 of £4,808 million would represent growth of 10 per cent or 6 per cent at comparable rates of exchange, and the profit from operations of £1,389 million would represent growth of 15 per cent or 9 per cent at comparable rates of exchange.

	Revenue 6 months to		**Profit from operations 6 months to**	
	30.6.06 £m	30.6.05 £m	**30.6.06 £m**	30.6.05 £m
As reported (page 8)	**4,808**	4,399	**1,325**	1,253
Etinera - change in terms of trade		(32)		(16)
Restructuring costs (page 8)			**48**	42
Losses/(gains) on impairment of a business and disposal of brands (page 8)			**16**	(68)
Like-for-like	**4,808**	4,367	**1,389**	1,211

NET FINANCE COSTS

Net finance costs comprise:

	6 months to			
		30.6.06 £m		30.6.05 restated £m
Interest payable		**(203)**		(183)
Interest and dividend income		**63**		54
Fair value changes - derivatives	141		(131)	
Exchange differences	(125)		157	
		16		26
		(124)		(103)

Net finance costs at £124 million were £21 million higher than last year principally reflecting the impact of derivatives and exchange differences, as well as higher interest rates.

Net finance costs cont...

The £16 million gain (2005: £26 million) of fair value changes and exchange differences reflects a gain of £7 million (2005: £6 million) from the net impact of exchange rate movements and a gain of £9 million (2005: £20 million) principally due to interest related changes in the fair value of derivatives.

IFRS requires fair value changes for derivatives, which do not meet the tests for hedge accounting under IAS39, to be included in the income statement. In addition, certain exchange differences are required to be included in the income statement under IFRS and, as they are subject to exchange rate movements in a period, they can be a volatile element of net finance costs. These amounts do not always reflect an economic gain or loss for the Group and, in the quarterly results during 2005, the Group noted that it was reviewing the appropriate treatment of these in the adjusted earnings per share calculations. At the 2005 year end the Group decided that, in calculating the adjusted earnings per share, it is appropriate to exclude certain amounts. The adjustments for the six months results to 30 June 2006 are as follows:

(a) £nil million (2005: £7 million gain) relating to derivatives for which hedge accounting was obtained during 2005.

(b) £4 million gain (2005: £10 million gain) relating to exchange in net finance costs where there is a compensating exchange amount reflected in differences in exchange taken directly to changes in total equity.

The adjusted earnings per share for the six months to 30 June 2005 have been adjusted accordingly from those originally reported last year.

Excluding the above items, fair value changes and exchange differences are a net gain of £12 million compared to a net gain of £9 million in 2005.

ASSOCIATES

The share of post-tax results of associates and joint ventures is after exceptional charges and credits.

In the six months to 30 June 2006 Reynolds American benefited from the favourable resolution of tax matters of which the Group's share was £17 million.

In the year ended 31 December 2005, Reynolds American incurred restructuring costs and a one-off charge related to the stabilisation inventory pool losses associated with the US tobacco quota buy-out programme. The Group's share (net of tax) of these amounted to £13 million (30 June 2005: £7 million) and £12 million respectively. In addition, in the fourth quarter of 2005, Reynolds American benefited from the favourable resolution of tax matters of which the Group's share was £31 million, and also modified the previously anticipated level of support between certain brands and the projected net sales of certain brands, resulting in a brand impairment charge of which the Group's share amounted to £29 million (net of tax).

In the six months to 30 June 2005 and the year to 31 December 2005, the contribution from ITC in India included a benefit of £26 million (net of tax), principally related to the write-back of provisions for taxes partly offset by the impairment of a non-current investment.

On 25 April 2006, Reynolds American announced an agreement to acquire Conwood, the second largest manufacturer of smokeless tobacco products in the US, for US$3.5 billion, and the acquisition was completed on 31 May 2006.

TAXATION

The tax rate in the income statement of 25.3 per cent for the six months to 30 June 2006 (30 June 2005: 26.2 per cent) is affected by the inclusion of the share of associates' post-tax profit in the Group's pre-tax results. The underlying tax rate for subsidiaries reflected in the adjusted earnings per share shown below, was 30.6 per cent and 32.0 per cent in 2005 and the decrease reflects the inclusion of a tax credit in Canada in respect of prior years and changes in the mix of profits. The charge relates to taxes payable overseas.

EARNINGS PER SHARE

Basic earnings per share are based on the profit for the period attributable to ordinary shareholders and the average number of ordinary shares in issue during the period (excluding shares held by the Group's Employee Share Ownership Trusts).

For the calculation of the diluted earnings per share the average number of shares reflects the potential dilutive effect of employee share schemes.

The earnings per share are based on:

	30.6.06		30.6.05		31.12.05	
	Earnings	**Shares**	Earnings restated	Shares	Earnings restated	Shares
	£m	**m**	£m	m	£m	m
Basic	**1,001**	**2,069**	931	2,109	1,767	2,095
Diluted	**1,001**	**2,085**	931	2,125	1,767	2,112

The earnings have been distorted by exceptional items, together with certain distortions to net finance costs under IFRS (see page 18), and to illustrate the impact of these distortions, the adjusted diluted earnings per share are shown below:

	Diluted earnings per share		
	6 months to		Year to
	30.6.06	30.6.05 restated	31.12.05 restated
	pence	pence	pence
Unadjusted earnings per share	**48.01**	43.81	83.66
Effect of restructuring costs	**1.61**	1.93	10.13
Effect of impairment charge on a business and gain on disposal of brands and joint venture	**0.50**	(3.20)	(3.41)
Effect of associates' restructuring costs, US Federal tobacco buy-out, brand impairments and exceptional tax credits and other impairments	**(0.82)**	(0.89)	(0.14)
Net finance costs adjustments	**(0.19)**	(0.80)	(0.90)
Adjusted diluted earnings per share	**49.11**	40.85	89.34

Adjusted diluted earnings per share are based on:			
- adjusted earnings (£m)	**1,024**	868	1,887
- shares (m)	**2,085**	2,125	2,112

Similar types of adjustments would apply to basic earnings per share. For the six months to 30 June 2006, basic earnings per share on an adjusted basis would be 49.49p (2005: 41.15p) compared to unadjusted amounts of 48.38p (2005: 44.14p).

CASH FLOW

a) The IFRS cash flow includes all transactions affecting cash and cash equivalents, including financing. The alternative cash flow below is presented to illustrate the cash flows before transactions relating to borrowings.

	6 months to		Year to
	30.6.06	30.6.05	31.12.05
	£m	£m	£m
Net cash from operating activities before restructuring costs	**858**	914	2,467
Restructuring costs	**(72)**	(34)	(143)
Net cash from operating activities (page 12)	**786**	880	2,324
Net interest	**(140)**	(129)	(231)
Net capital expenditure	**(167)**	(123)	(378)
Dividends to minority interests	**(86)**	(79)	(133)
Free cash flow	**393**	549	1,582
Dividends paid to shareholders	**(685)**	(617)	(910)
Share buy-back	**(239)**	(264)	(501)
Other net flows	**(51)**	71	(49)
Net cash flows	**(582)**	(261)	122

The Group's net cash flow from operating activities at £786 million was £94 million lower, with the growth in underlying operating performance more than offset by working capital movements reflecting timing differences in 2005 and 2006, as well as higher outflows for restructuring costs.

After higher net interest, net capital expenditure and dividends paid to minorities, the free cash flow was £393 million, £156 million lower than 2005.

Below free cash flow, the cash flows for the first six months of the year include the payment of the prior year final dividend (2006: £685 million - 2005: £617 million). The share buy-back also results in an outflow of £239 million (2005: £264 million). The other net flows of £51 million in 2006 principally reflect the purchase of own shares to be held in Employee Share Ownership Trusts. The other net flows in 2005 were an inflow of £71 million mainly due to the proceeds of the brand sale to Gallaher.

The above flows resulted in net cash outflows of £582 million (30 June 2005: £261 million outflow - 31 December 2005: £122 million inflow). After taking account of transactions related to borrowings, especially the net new borrowings, the above flows resulted in a net increase of cash and cash equivalents of £232 million, (30 June 2005: £30 million increase - 31 December 2005: £115 million decrease) as shown in the IFRS cash flow on page 12.

These cash flows, after an adverse exchange impact of £74 million, resulted in cash and cash equivalents, net of overdrafts, increasing by £158 million in 2006 (30 June 2005: £57 million increase - 31 December 2005: £66 million decrease).

Borrowings, excluding overdrafts but taking into account derivatives relating to borrowings, were £7,713 million compared to £7,113 million at 31 December 2005. The increase in this figure principally reflected the cash outflow noted above and the increase in cash and cash equivalents, partly offset by the impact of exchange.

Current available-for-sale investments at 30 June 2006 were £127 million (31 December 2005: £96 million).

As a result of the above, borrowings, net of cash, cash equivalents and current available-for-sale investments, were £5,764 million (31 December 2005: £5,353 million).

Cash flow cont...

b) IFRS cash generated from operations (page 12)

	6 months to		Year to
	30.6.06	30.6.05 restated	31.12.05 restated
	£m	£m	£m
Profit before taxation	**1,444**	1,346	2,584
Share of post-tax results of associates	**(243)**	(196)	(392)
Net finance costs	**124**	103	228
Gains on disposal of brands and joint ventures		(68)	(72)
Depreciation and impairment of property, plant and equipment	**174**	175	348
Amortisation and impairment of intangible assets	**17**	14	35
(Increase) in inventories	**(202)**	(158)	(28)
(Increase) in trade and other receivables	**(66)**	(62)	(178)
(Decrease)/increase in trade and other payables	**(100)**	152	326
(Decrease) in net retirement benefit liabilities	**(49)**	(46)	(52)
(Decrease)/increase in other provisions for liabilities and charges	**(49)**	(82)	61
Other	**28**	12	33
	1,078	1,190	2,893

c) IFRS investing and financing activities

The investing and financing activities in the IFRS cash flows on page 12 include the following items:

Interest and dividends received include dividends received of £1 million (30 June 2005: £1 million - 31 December 2005: £1 million).

Purchases and disposals of intangible assets include £74 million of sales proceeds for the year to 31 December 2005 (30 June 2005: £76 million) mainly from the brands sale explained on page 17.

Purchases and disposals of investments (which comprise available-for-sale investments and loans and receivables) include movements on current investments of £27 million outflow for the six months to 30 June 2006 (30 June 2005: £1 million inflow - 31 December 2005: £7 million inflow) and £2 million sales proceeds of non-current investments for the six months to 30 June 2006 (30 June 2005: £8 million - 31 December 2005: £15 million).

Purchases and disposals of subsidiaries for the year to 31 December 2005 principally reflect the acquisition of Restomat AG.

In the six months to 30 June 2006, euro 1,000 million floating note rates were repaid, while euro 600 million Notes with a maturity of 2014, £325 million Notes with a maturity of 2016 and euro 525 million Notes with a maturity of 2010 were issued. In addition there was a net draw down on the Revolving Credit Facility of £400 million during the six months. During the year to 31 December 2005, a US$400 million Eurobond, euro 300 million floating rate notes and a deutschmark 500 million Eurobond were repaid and a euro 750 million Eurobond with a 2012 maturity was issued. The US$400 million Eurobond and the euro 750 million Eurobond are reflected in the six months to 30 June 2005.

The movement relating to derivative financial instruments is in respect of derivatives taken out to hedge cash and cash equivalents and external borrowings, derivatives taken out to hedge inter company loans and derivatives treated as net investment hedges. Derivatives taken out as cash flow hedges in respect of financing activities are also included in the movement relating to derivative financial instruments, while other such derivatives in respect of operating and investing activities are reflected along with the underlying transactions.

Cash flow cont...

Purchases of own shares include the buy-back programme as described on page 23, together with purchases of shares held in employee share schemes (30 June 2006: £77 million - 30 June 2005: £47 million - 31 December 2005: £48 million).

Dividends paid for the six months to 30 June 2006 include £685 million of dividends to Group shareholders and £86 million to minority shareholders (30 June 2005: £617 million and £79 million respectively - 31 December 2005: £910 million and £133 million respectively).

d) Net cash and cash equivalents in the Group cash flow statement comprise:

	30.6.06	30.6.05	31.12.05
	£m	£m	£m
Cash and cash equivalents per balance sheet	**1,926**	1,860	1,790
Less accrued interest	**(2)**	(1)	
Overdrafts	**(102)**	(72)	(126)
	1,822	1,787	1,664

DIVIDENDS

The Directors have declared an interim dividend out of the profit for the six months to 30 June 2006, for payment on 13 September 2006, at the rate of 15.7p per share. This interim dividend amounts to £322 million. The comparative dividend for the six months to 30 June 2005 of 14.0p per share amounted to £293 million. Valid transfers received by the Registrar of the Company up to 4 August 2006 will be in time to rank for payment of the interim dividend.

In accordance with IFRS, the interim dividend will be charged in the Group results for the third quarter. The results for the six months to 30 June 2006 include the final dividend paid in respect of the year ended 31 December 2005 of 33.0p per share amounting to £685 million (30 June 2005: 29.2p amounting to £617 million).

SHAREHOLDERS' FUNDS

	30.6.06	30.6.05 restated	31.12.05 restated
	£m	£m	£m
Share capital	**520**	529	524
Share premium account	**47**	42	43
Capital redemption reserves	**87**	78	83
Merger reserves	**3,748**	3,748	3,748
Translation reserve	**74**	98	383
Hedging reserve	**13**	(2)	10
Available-for-sale reserve	**14**	15	15
Other reserves	**573**	573	573
Retained earnings	**1,297**	915	1,251
after deducting			
- cost of own shares held in Employee Share Ownership Trusts	**(212)**	(193)	(182)
Shareholders' funds	**6,373**	5,996	6,630

CONTINGENT LIABILITIES

As noted in the Report and Accounts for the year ended 31 December 2005, there are contingent liabilities in respect of litigation, overseas taxes and guarantees in various countries.

Group companies, as well as other leading cigarette manufacturers, are defendants in a number of product liability cases. In a number of these cases, the amounts of compensatory and punitive damages sought are significant. At least in the aggregate and despite the quality of defences available to the Group, it is not impossible that the results of operations or cash flows of the Group in particular quarterly or annual periods could be materially affected by this.

Having regard to these matters, the Directors (i) do not consider it appropriate to make any provision in respect of any pending litigation and (ii) do not believe that the ultimate outcome of this litigation will significantly impair the financial condition of the Group.

SHARE BUY-BACK PROGRAMME

The Group initiated an on-market share buy-back programme at the end of February 2003. During the six months to 30 June 2006, 17 million shares were bought at a cost of £239 million (30 June 2005: 25 million shares at a cost of £264 million).

During the year to 31 December 2005, 45 million shares were bought at a cost of £501 million.

Copies of this Report will be posted to shareholders on 8 August 2006 and may also be obtained during normal business hours from the Company's Registered Office at Globe House, 4 Temple Place, London WC2R 2PG and from our website www.bat.com

Alan F Porter
Secretary
27 July 2006